UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 9, 2019

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED SECURITIES RATINGS SPECIFIED IN THE UNDERWRITING AGREEMENT IN SCHEDULE 3 OF EXHIBIT 1.1 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227391) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains the following:

Exhibit No.

1.1	Underwriting Agreement among ING Groep N.V. and Citigroup Global Markets Inc., HSBC Securities (USA) Inc., ING Financial Markets LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the several underwriters named therein, dated April 2, 2019.

4.1	Third Supplemental Indenture between ING Groep N.V. and The Bank of New York Mellon, London Branch, as trustee, dated April 9, 2019, in respect of 3.550% Fixed Rate Senior Notes due 2024 and 4.050% Fixed Rate Senior Notes due 2029.

4.2	The form of Global Note for the $1,000,000,000 3.550% Fixed Rate Senior Notes due 2024 (incorporated by reference to Exhibit A-1 to Exhibit 4.1 above).

4.3	The form of Global Note for the $1,000,000,000 4.050% Fixed Rate Senior Notes due 2029 (incorporated by reference to Exhibit A-2 to Exhibit 4.1 above).

5.1	Opinion of Linklaters LLP as to the validity of the securities (Dutch law).

5.2	Opinion of Sullivan & Cromwell LLP as to the validity of the securities (New York law).

8.1	Opinion of PwC Belastingadviseurs N.V. as to certain matters of Dutch taxation.

8.2	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ K.I.D. Tuinstra
Name:	K.I.D. Tuinstra
Title:	Authorized Signatory

By:	/s/ P.G. van der Linde
Name:	P.G. van der Linde
Title:	Authorized Signatory

Dated: April 9, 2019